

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2023

Zexiong Huang
Chief Executive Officer
Pintec Technology Holdings Ltd
3rd Floor, No. 11 Building
No. 109 Yard Tianjizhigu
Jinghai 3rd Street, BDA, Beijing, 101111
People's Republic of China

      Re: Pintec Technology Holdings Ltd
          Form 20-F for the Year Ended December 31, 2022
          Filed May 15, 2023
          File No. 001-38712

Dear Zexiong Huang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jeffrey Li